Summer Doldrums

August 17, 2010

Dear Shareholders,

Summertime stock market trading is typically characterized by lower and slower trading volume plus a few up days followed by a few down days. The net result is that there is not much progress to report for 2010. As of August 13th, our stock Growth & Income Fund is down 2.0% for the year, compared to the S&P 500 which is down 2.5%.

In our last shareholder letter we made the case that the stock market will have most of its 2010 returns in the second half of the year. As we move into the last half of 2010, investors will start to focus on expected earnings and dividends for 2011. Earnings for S&P 500 companies are predicted to rise 35% in 2010 and 14% in 2011, which would be the largest two-year advance since 1994/95. Combine the growth in earnings with record profit margins, cash flows, and above average balance sheets; and we are encouraged to believe that the last half of 2010 will start to reflect the optimistic outlook for 2011. We are still of the opinion that the stock market will yield double digit returns this year.

Investing Psychology 101

Investors are preconditioned to invest based on their most recent investment experience. As an example, when real estate investing was doing well, individuals and institutions alike threw money at housing and commercial real estate until prices became so inflated that the bubble popped. We also saw it happen in 1999 when anything to do with the internet went boom and then bust in 2000.

Today, investors are understandably fearful of stock investing as they have experienced two devastating declines in the last ten years only to leave the Dow Jones index at the same level it was in 2000. As money has flowed out of stock mutual funds ($33 billion this year), money has poured into bond funds at the rate of $185 billion this year. Have investors been preconditioned to be so fearful of the stock market that they are overlooking the fact that the thirty year love affair with the bond market may be about to end? The yield on the two year U.S. Treasury bond is under one-half of one percent and the ten year U.S. Treasury bond is under 3%! On the flip side, everyone hates the stock market. Is the stock market now a contrarians investment dream; discovering and buying an undervalued asset that is widely hated?

Interest Rates/ Bond Income Fund

As indicated above, bond interest rates continue to move to record low levels, pushing bond prices upward (lower interest rates=higher bond prices). Our Income Fund that is dominated by high quality/short-term maturity bonds is now up 5.2%, which compares to the Lipper Short Term and Intermediate
Term bond indices up 3.9% and 8.5% respectively.

Miscellaneous

I rarely give individual stock advice in these newsletters, however, I know that many of you own GE stock in investment portfolios away from the Elite Funds. GE today is not the company that our parents invested in. It is still dependent on government guarantees to finance their business and it is highly leveraged with a significant amount of short-term debt that needs to be refinanced. Perhaps the government will not allow this motherhood and apple pie company to go under, but it is a very real possibility as a significant amount of debt needs to be refinanced by 2012.

Time is running out to convert traditional IRA's into Roth IRA's. Let me know if you are considering this move.

Warm Regards,

Dick McCormick


NAV Value as of 8/13/10:
Elite Income Fund - $10.69
Growth & Income - $13.11